SEABRIDGE GOLD INC.

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 24, 2026

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **The person named above (the "holder" or "you") has the right to appoint some other person or company of the holder's choice, who need not be a shareholder, to attend and act on the holder's behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as disclosed by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof unless the holder votes "Against" in respect of "Other Matters".
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., EDT, on June 22, 2026.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of Seabridge Gold Inc. (the "Company") hereby appoint: Rudi Fronk, or failing this person, John Sabine, or failing this person, Gregory Martin (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, on June 24, 2026 at 10:00 a.m., EDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors** - To elect directors of the Company for the ensuing year. See the section entitled "*Business of the Meeting – Election of Directors*" in the Circular.

	For	Against		For	Against		For	Against
01. Trace J. Arlaud	☐	☐	02. Matthew Coon Come	☐	☐	03. Rudi P. Fronk	☐	☐
04. M. Colin Joudrie	☐	☐	05. Melanie R. Miller	☐	☐	06. Clement A. Pelletier	☐	☐
07. Julie L. Robertson	☐	☐	08. John W. Sabine	☐	☐	09. Gary A. Sugar	☐	☐
10. Carol T. Willson	☐	☐						

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2. **Appointment of Auditor** (For / Withhold)

To appoint KPMG LLP as auditors of the Company for the ensuing year. See the section entitled "*Business of the Meeting - Appointment and Remuneration of Auditor*" in the Circular. ☐ ☐

3. **Auditors' Remuneration** (For / Against)

To authorize the directors to fix the auditors remuneration. See the section entitled "*Business of the Meeting – Appointment and Remuneration of Auditor*" in the Circular. ☐ ☐

4. **Advisory Vote on Executive Compensation** (For / Against)

To approve, on an advisory basis, the executive compensation approach of the Company. See the section entitled "*Business of the Meeting - Advisory Resolution on Executive Compensation*" in the Circular. ☐ ☐

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5. **Other Matters** (For / Against)

Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the "*Proxy Solicitation and Voting - Voting by Proxy*" section of the Circular. ☐ ☐

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as disclosed by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date / /

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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